                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                            For the month of May 2004

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X                   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   _____                     No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                 (Registrant)

Date: May 14, 2004                       By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                                Name: Jaime Alberto Velasquez B.
                                                Title: Vice President of Finance

[BANCOLOMBIA LOGO]                                             [THE BANKER LOGO]

                         CONSOLIDATED FINANCIAL RESULTS
                      FOR THE QUARTER ENDED MARCH 31, 2004

MAY 12, 2004. Medellin, Colombia - BANCOLOMBIA S.A. (NYSE: CIB) announced today the financial results for the quarter ended March 31, 2004.(1)

CONSOLIDATED INCOME STATEMENT AND BALANCE SHEET

                                                                          QUARTER                      GROWTH
             (Ps millions)                                        4Q 03              1Q 04          1Q 04/4Q 03
ASSETS
Loans, net                                                      7.642.405           7.949.252              4,02%
Investment securities, net                                      4.336.724           5.081.643             17,18%
Other assets                                                    3.197.000           2.410.643            -24,60%
TOTAL ASSETS                                                   15.176.129          15.441.538              1,75%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                                       10.231.997          10.304.446              0,71%
Other liabilities                                               3.254.753           3.445.294              5,85%
TOTAL LIABILITIES                                              13.486.750          13.749.740              1,95%
Shareholders' equity                                            1.689.379           1.691.798              0,14%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     15.176.129          15.441.538              1,75%

Interest income                                                   458.649             451.128             -1,64%
Interest expense                                                  139.880             131.245             -6,17%
NET INTEREST INCOME                                               318.769             319.883              0,35%
Net provisions                                                    (25.531)            (34.804)            36,32%
Other operating income                                            142.383             153.302              7,67%
Other operating expense                                          (268.226)           (228.862)           -14,68%
Non-operating income, net                                          (1.939)             (9.368)           383,14%
Income tax expense                                                (19.108)            (76.103)           298,28%
NET INCOME                                                        146.348             124.048            -15,24%

----------------
(1) This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliated companies of which it owns, directly or indirectly, 50% or more of the voting capital stock. For this reason, the financial information contained herein is not comparable to BANCOLOMBIA's consolidated results (with its financial subsidiaries) released prior to March 2003. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

ANY REFERENCE TO BANCOLOMBIA MUST BE UNDERSTOOD AS TO THE BANK AND ITS AFFILIATES, UNLESS OTHERWISE SPECIFIED.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements.

Exchange rate: March 31, 2004  TRM Ps 2,678.16 = 1 US$
Average exchange rate March 2004 Ps 2,682.09 = 1 US$

CONTACTS

JAIME A. VELASQUEZ        MAURICIO BOTERO         FAX: (574) 2317208
FINANCIAL VP              IR MANAGER              WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666       TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

1.    HIGHLIGHTS:

  - BANCOLOMBIA's net income amounted to Ps 124.0 billion, or US$ 0.321 per ADS, during the quarter ended March 31, 2004, as compared to a net income of Ps 146.3 billion, or US$ 0.362 per ADS, for the quarter ended December 31, 2003 and Ps 81.9 billion, or US$ 0.192 per ADS, during the quarter ended March 31, 2003.

  - Income before income taxes amounted to Ps 200.2 billion, Ps 165.5 billion and Ps 94.8 billion during the quarters ended March 31, 2004, December 31, 2003 and March 31, 2003, respectively.

  -   Net interest income was very stable quarter over quarter amounting to Ps
      319.9 billion, but increasing 39.9% as compared to the same period in 2003.

  - Net interest margin was 10.4% during the first quarter of 2004, as compared to 11.1% during the fourth quarter of 2003 and 8.3% during the first quarter of 2003.

  - Total net fees and income from services amounted to Ps 98.8 billion, increasing 4.0% from the previous quarter and 22.9% as compared to the first quarter of 2003.

  - Total other operating income increased 14.9% from the previous quarter and 45.3% as compared to the same period in 2003, amounting to Ps 54.5 billion; the increase largely reflected gains due to dividend income.

  - BANCOLOMBIA's ratio of past due loans to total loans for the quarter ended March 31, 2004 was 1.8%, and allowances for past due loans decreased to 291% compared to 328% for the previous quarter.

  - During the quarter ended March 31, 2004 BANCOLOMBIA's shareholders' equity increased 0.1% despite dividend's payment, over the previous quarter, and 31.7% as compared to the first quarter of 2003.

  - The ROAE (Return on average shareholders' equity) and ROAA (Return on average total assets) for the quarter ended March 31, 2004 were 31.9% and 3.5%, respectively, while for the fourth quarter of 2003 they were 38.8% and 4.2%, respectively.

  - The efficiency ratio improved to 48.4%, as compared to 58.2% and 55.7% for the fourth quarter and the first quarter of 2003, respectively.

CONTACTS

JAIME A. VELASQUEZ        MAURICIO BOTERO         FAX: (574) 2317208
FINANCIAL VP              IR MANAGER              WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666       TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

2.    CONSOLIDATED BALANCE SHEET

2.1   ASSETS

      BANCOLOMBIA's total assets increased 1.8% over the quarter to Ps 15,442 billion as of March 31, 2004, from Ps 15,176 billion as of December 31, 2003, and 19.8% from Ps 12,892 billion as of March 31, 2003. Investment debt securities increased 17.8% compared to the fourth quarter of 2003.

2.1.1 LOAN PORTFOLIO

      Total corporate loans decreased 7.2% quarter over quarter from Ps 5,272 billion to Ps 4,894 billion, due to seasonality, but they increased 14.5% as compared to the same period in fiscal year 2003. Corporate Working capital loans decreased 9.0% over the quarter, but increased 15.1% as compared to the first quarter in year 2003.

LOAN PORTFOLIO

                                                              AS OF                               GROWTH
           (Ps millions)                      31-MAR-03     31-DEC-03     31-MAR-04    1Q 04/4Q 03        1Q 04/1Q 03
CORPORATE
Working capital loans                         3.702.986     4.687.153     4.263.643          -9,04%            15,14%
Loans funded by
  domestic development banks                    382.035       394.947       410.068           3,83%             7,34%
Trade Financing                                 138.357       149.582       151.378           1,20%             9,41%
Overdrafts                                       43.750        32.371        48.481          49,77%            10,81%
Credit Cards                                      6.632         8.237        20.891         153,62%           215,00%
TOTAL CORPORATE                               4.273.760     5.272.290     4.894.461          -7,17%            14,52%

RETAIL
Working capital loans                           722.657       898.239       951.858           5,97%            31,72%
Personal loans                                  586.251       814.885       846.659           3,90%            44,42%
Loans funded by
  domestic development banks                    294.363       330.246       340.278           3,04%            15,60%
Credit Cards                                    267.578       335.172       323.239          -3,56%            20,80%
Overdrafts                                       98.241        81.294       110.288          35,67%            12,26%
Automobile loans                                 24.884       229.737       255.289          11,12%           925,92%
Trade Financing                                  11.431        19.644        17.976          -8,49%            57,26%
TOTAL RETAIL                                  2.005.405     2.709.217     2.845.587           5,03%            41,90%
MORTGAGE                                         38.769        48.161        49.740           3,28%            28,30%
CAPITAL LEASES                                        -             -       583.438         100,00%           100,00%

TOTAL LOANS AND CAPITAL LEASES (1)            6.317.934     8.029.668     8.373.226           4,28%            32,53%
ALLOWANCE FOR LOAN LOSSES AND CAPITAL
 LEASES                                        (360.076)     (387.263)     (423.974)          9,48%            17,75%
TOTAL LOANS AND CAPITAL LEASES, NET           5.957.858     7.642.405     7.949.252           4,02%            33,42%

(1) The Superintendency of Banking in its External Circular Number 040 of October 23, 2003, established that capital leases have to be included in gross loans as of January 1, 2004. For this reason, the amount of total loans is not comparable with the previous quarter.

CONTACTS

JAIME A. VELASQUEZ        MAURICIO BOTERO         FAX: (574) 2317208
FINANCIAL VP              IR MANAGER              WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666       TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

      In spite of seasonality, total retail loans increased 5.0% from Ps 2,709 billion as of December 31, 2003 to Ps 2,846 billion as of March 31, 2004 taking into account that Sufinanciamiento is included since the fourth quarter of 2003, this is partially why total retail loans increased 41.9% compared to the first quarter of 2003.

2.1.2 ASSET QUALITY

      As of March 31, 2004 the Bank's past due loans as a percentage of total loans were 1.8%, as compared to 1.5% as of December 31, 2003.

LOAN CLASSIFICATION


   ( Ps millions)                                 AS OF 31-MAR-03            AS OF 31-DEC-03          AS OF 31-MAR-04
"A" Normal                                      5.292.633      83,8%       7.288.273    90,8%      7.547.168       90,1%
"B" Subnormal                                     330.417       5,2%         345.297     4,3%        404.427        4,8%
"C" Deficient                                     229.841       3,7%         109.615     1,4%        118.601        1,4%
"D" Doubtful recovery                             254.910       4,0%         196.075     2,4%        199.400        2,4%
"E" Unrecoverable                                 210.133       3,3%          90.408     1,1%        103.630        1,3%

TOTAL                                           6.317.934       100%       8.029.668     100%      8.373.226        100%

LOANS CLASSIFIED AS C, D AND E
AS A PERCENTAGE OF TOTAL LOANS                       11,0%                       4,9%                    5,0%

ASSET QUALITY

                                                                   AS OF                          GROWTH
             (Ps millions)                          31-MAR-03    31-DEC-03   31-MAR-04   1Q 04/4Q 03     1Q 04/1Q 03
Total performing past due loans                        41.071       43.471      52.484         20,73%          27,79%
Total non-performing past due loans (1)               127.688       76.182      95.066         24,79%         -25,55%
Total past due loans                                  168.759      119.653     147.550         23,31%         -12,57%
Allowance for loans and accrued interest losses       382.757      392.433     430.048          9,59%          12,36%
Past due loans to total loans                            2,67%        1,49%       1,76%
Non-performing loans to total loans                      2,02%        0,95%       1,14%
C, D, and E loans to total loans                        11,00%        4,93%       5,04%
Allowances to past due loans (2)                       226,81%      327,98%     291,46%
Allowances to C, D, and E loans (2)                     55,08%       99,07%     102,00%
Allowances to non-performing loans (2)                 299,76%      515,13%     452,37%
Allowances to total loans                                6,06%        4,89%       5,14%
Performing loans to total loans                         97,98%       99,05%      98,86%

(1) Non-performing loans comprise consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

(2)   Allowance means allowance for loan and accrued interest losses.

2.2   LIABILITIES

      Total deposits increased slightly 0.7% over the quarter, from Ps 10,232 billion as of December 31, 2003, to Ps 10,304 billion as of March 31, 2004. Interest bearing and non-interest bearing checking accounts decreased 20.5% and 16.9%, respectively, as compared to the previous quarter, but they increased 20.0% and 13.7%, respectively, as compared to the same period in 2003.

CONTACTS

JAIME A. VELASQUEZ        MAURICIO BOTERO         FAX: (574) 2317208
FINANCIAL VP              IR MANAGER              WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666       TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

      Bonds amounted to Ps 475.5 billion due mainly to the issuance of bonds in an aggregate amount of Ps 400 billion on February 11, 2004. This issuance has allowed BANCOLOMBIA to improve its liability structure by extending the duration of its liabilities.

FUNDING MIX COMPOSITION

                                                                       AS OF
                                                 31-MAR-03           31-DEC-03        31-MAR-04
NON-INTEREST BEARING                                 19,24%              22,67%           20,31%
Checking accounts                                    17,46%              21,43%           17,69%
Other                                                 1,78%               1,24%            2,62%
                                                 ---------           ---------        ---------
INTEREST BEARING                                     80,76%              77,33%           79,69%
Checking accounts                                    9,76%               13,23%           10,44%
Time deposits                                        43,15%              41,41%           41,55%
Savings deposits                                     27,85%              22,69%           27,70%
                                                 ---------           ---------        ---------
TOTAL DEPOSITS                                      100,00%             100,00%          100,00%
                                                 ---------           ---------        ---------

2.3   SHAREHOLDERS' EQUITY

      BANCOLOMBIA's shareholders' equity totaled Ps 1,692 billion during the first quarter of 2004. Despite the payment of dividends, shareholder's equity increased 0.1% and 31.7%, as compared to the previous quarter and the first quarter of 2003, respectively. Unrealized gains on investment debt securities totaled Ps 122.5 billion as of March 31, 2004.

      As of March 31, 2004, the Bank's capital adequacy (as defined in footnote 2 below) was 12.7%. The decrease from the previous quarter is explained by the increase of risk weighted assets.

TECHNICAL EQUITY RISK WEIGHTED ASSETS Consolidated

                                                                                     AS OF
    (Ps millions)                                                31-MAR-03         31-DEC-03        31-MAR-04
Basic capital                                                      850.820         1.167.427        1.179.601
Additional capital                                                 247.857           260.454          282.589
Technical capital (1)                                            1.098.677         1.427.881        1.462.190
Risk weighted assets                                             9.178.035        10.920.514       11.553.069
CAPITAL ADEQUACY (2)                                                 11,97%            13,08%           12,66%

(1)   Technical capital is the sum of basic capital and additional capital.

(2)   Capital Adequacy is Technical capital divided by Risk weighted assets

3.    INCOME STATEMENT

      BANCOLOMBIA's net income amounted to Ps 124.0 billion during the quarter ended March 31, 2004, as compared to net income of Ps 146.3 billion for the quarter ended December 31, 2003 and Ps 81.9 billion for the same period last year. Income before taxes, however, amounted to Ps 200.2 billion, as compared to Ps 165.5 billion for the previous quarter and Ps
      94.8 billion for the first quarter of 2003.

CONTACTS

JAIME A. VELASQUEZ        MAURICIO BOTERO         FAX: (574) 2317208
FINANCIAL VP              IR MANAGER              WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666       TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

3.1   NET INTEREST INCOME

      Net interest income increased by 0.4% to Ps 319.9 billion for the quarter ended March 31, 2004, compared to Ps 318.8 billion for the quarter ended December 31, 2003 . This represents an increase of 39.9% compared to Ps
      228.7 billion for the quarter ended March 31, 2003. Interest on investment securities increased 25.2%, quarter over quarter, due mainly to valorization of securities.

3.2   PROVISIONS

      Total net provisions for the first quarter of 2004 amounted to Ps 34.8 billion, increasing 36.3% as compared to the previous quarter, due mainly to investment provisions. During the first quarter of 2003, however, total net provisions amounted to Ps 59.4 billion which shows a decrease of 41.4% during this quarter.

3.3   FEES AND INCOME FROM SERVICES

      Total net fees and other service income increased to Ps 98.8 billion during the first quarter of 2004, a 4.0% increase as compared to Ps 95.0 billion for the previous quarter and a 22.9% increase as compared to Ps
      80.4 billion for the first quarter of 2003.

      BANCOLOMBIA's accumulated unconsolidated credit card billing increased 31.2% during the first quarter of 2004, resulting in a 18.3% market share of the Colombian credit card business. In addition, the Bank's unconsolidated number of outstanding credit cards increased 15.0% compared to the previous quarter, resulting in a 13.5% market share. BC American Express credit card showed an excellent performance, increasing its billing to Ps 83 billion and the number of outstanding credit cards to more than 65,000 cards, as of March 31, 2004 reaching a market share of 3.8% and 2.6%, respectively.

ACCUMULATED CREDIT CARD BILLING

                                                                                %            2004
(As of March 31, in Ps million)                      2003           2004      Growth       Mkt. Share
Bancolombia Mastercard                                84.460        113.493     34,4%             5,2%
Bancolombia VISA                                     179.298        205.414     14,6%             9,3%
Bancolombia American Express                          42.338         82.611     95,1%             3,8%
TOTAL BANCOLOMBIA                                    306.096        401.518     31,2%            18,3%
Colombian credit card industry                     1.748.980      2.198.041     25,7%

Source: Credibanco, American Express and Red Multicolor

CREDIT CARD MARKET SHARE

                                                                                 %           2004
Number of credit cards as of March 31,               2003           2004       Growth      Mkt. Share
Bancolombia Mastercard                               100.500        110.334       9,8%        4,4%
Bancolombia VISA                                     157.079        162.089       3,2%        6,5%
Bancolombia American Express                          36.007         65.257      81,2%        2,6%
TOTAL BANCOLOMBIA                                    293.586        337.680      15,0%       13,5%
Colombian credit card industry                     2.263.558      2.497.370      10,3%

Source: Credibanco, American Express and Red Multicolor.

CONTACTS

JAIME A. VELASQUEZ        MAURICIO BOTERO         FAX: (574) 2317208
FINANCIAL VP              IR MANAGER              WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666       TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

3.4   OPERATING EXPENSES

      Operating expenses decreased 1.3% quarter over quarter totaling Ps 223 billion during the quarter ended March 31, 2004. Due to the acquisition of Sufinanciamiento, operating expenses for the first quarter are not comparable on a year to year basis.

      BANCOLOMBIA's efficiency ratio reached 48.4% improving from 58.2% for the quarter ended December 31, 2003. This improvement is explained both by the decrease in operating expenses and by the increase in net operating income.

3.5   OTHER OPERATING INCOME

      Other operating income totaled Ps 54.5 billion during the first quarter of 2004, a 14.9% increase from Ps 47.4 billion during the previous quarter and a 45.3% increase from Ps 37.5 billion, during the first quarter of 2003. The increase resulted from higher dividend income. BANCOLOMBIA received Ps 14.9 billion in dividends from other affiliate companies such as Conavi, Proteccion and Corfinsura, in which it holds less than 50% of the outstanding voting shares.

CONTACTS

JAIME A. VELASQUEZ            MAURICIO BOTERO              FAX: (574) 2317208
FINANCIAL VP                  IR MANAGER                   WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666           TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

4.    SUBSIDIARIES

      BANCOLOMBIA PANAMA AND ITS SUBSIDIARIES

      The following table is expressed in US dollars.

BANCOLOMBIA PANAMA INCOME STATEMENT AND BALANCE SHEET

                                                               QUARTER                         GROWTH
                  (US$)                               4Q 03                1Q 04            1Q 04/4Q 03
ASSETS
Loans and capital leases, net                       543.831.063          529.520.180            -2,63%
Investment securities, net                          428.185.477          501.426.570            17,10%
Overnight funds sold                                203.722.770          131.350.618           -35,52%
Other assets                                         41.625.456           47.695.944            14,58%
TOTAL ASSETS                                      1.217.364.766        1.209.993.312            -0,61%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                          1.056.979.257        1.039.175.184            -1,68%
Other liabilities                                     9.885.773            8.971.956            -9,24%
TOTAL LIABILITIES                                 1.066.865.030        1.048.147.140            -1,75%
Shareholders' equity                                150.499.736          161.846.172             7,54%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        1.217.364.766        1.209.993.312            -0,61%

Interest income                                      21.070.917           20.834.651            -1,12%
Interest expense                                     (4.585.345)          (4.409.984)           -3,82%
NET INTEREST INCOME                                  16.485.572           16.424.667            -0,37%
Net provisions                                         (291.335)          (6.873.368)         2259,27%
Other operating income                                  135.917            1.140.750           739,30%
Other operating expense                                (998.099)            (638.385)          -36,04%
NET INCOME                                           15.332.055           10.053.664           -34,43%

BANCOLOMBIA Panama's total assets decreased 0.6% over the quarter to US$1,210 million as of March 31, 2004, as compared to US$1,217 million as of December 31, 2003. Even though net investment securities increased 17.1% over the quarter, the overnight funds sold decreased 35.5%.

BANCOLOMBIA Panama's shareholders' equity increased 7.5% over the quarter from US$151 million as of December 31, 2003, to US$162 million as of March 31, 2004. Unrealized gains on investment securities totaled US$25.6 million as of March 31, 2004, up 22.0% from US$21 million as of December 31, 2003.

BANCOLOMBIA Panama reported net income of US$10.1 million during the quarter ended March 31, 2004, as compared to net income of US$15.3 million for the quarter ended December 31, 2003, mainly due to higher net provisions.

CONTACTS

JAIME A. VELASQUEZ            MAURICIO BOTERO              FAX: (574) 2317208
FINANCIAL VP                  IR MANAGER                   WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666           TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

5.    RATINGS AND RECOGNITIONS

      - The risk-rating firm BRC Investor Services ratified the Bank's AAA rating for long-term debt and BRC 1+ for short-term obligations. These ratings are the highest given in the national financial sector.

      - For the second consecutive year, BANCOLOMBIA received Deutsche Bank's Straight Through Processing (STP) Excellence award, in recognition of BANCOLOMBIA's excellence in quality of payment messages sent to Deutsche Bank.

PRINCIPAL RATIOS

                                                                   QUARTERS
               PROFITABILITY                          1Q 03          4Q 03         1Q 04
Net interest margin (1)                                8,33%        11,12%        10,38%
Return on average total assets (2)                     2,57%         4,24%         3,52%
Return on average shareholders' equity (3)            25,60%        38,83%        31,88%

EFFICIENCY
Operating expenses to net operating income (4)        55,74%        58,16%        48,37%
Operating expenses to average total assets (4)         6,07%         7,77%         6,49%

CAPITAL ADEQUACY
Shareholders' equity to total assets                   9,96%        11,13%        10,96%
Technical capital to risk weighted assets             11,97%        13,08%        12,66%

(1) Defined as Net Interest Income divided by monthly average interest-earning assets.

(2)   Net income divided by monthly average total assets.

(3)   Net income divided by monthly average shareholders' equity.

(4) Operating income includes net interest income, total fees and income from services, and total other operating income. The efficiency ratios contained herein are not comparable to those previously released by BANCOLOMBIA because merger expenses have been included as operating expenses.

STOCK INDICATORS

                                                    QUARTERS
                                   1Q 03              4Q 03              1Q 04
Net Income (Ps millions)             81.853            146.348            124.048
USD Earnings per ADS                  0,192              0,362              0,321
ROAA                                   2,57%              4,24%              3,52%
ROAE                                  25,60%             38,83%             31,88%
P/BV ADS (1)                           0,91               1,28               1,73
P/BV Local (2) (3)                     1,03               1,38               1,84
Shares Outstanding              576.695.395        576.695.395        576.695.395

(1)   Defined as ADS price divided by ADS book value.

(2)   Defined as Share price divided by share book value.

(3)   Share prices on the Colombian Stock Exchange

CONTACTS

JAIME A. VELASQUEZ            MAURICIO BOTERO              FAX: (574) 2317208
FINANCIAL VP                  IR MANAGER                   WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666           TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

CONSOLIDATED BALANCE SHEET

                                                                        AS OF                                  GROWTH
              (Ps millions)                          31-MAR-03        31-DEC-03     31-MAR-04       1Q 04/4Q 03     1Q 04/1Q 03
ASSETS
Cash and due from banks                                514.897          848.052       716.943           -15,46%          39,24%
Overnight funds sold                                   455.176          598.409       379.588           -36,57%         -16,61%
TOTAL CASH AND EQUIVALENTS                             970.073        1.446.461     1.096.531           -24,19%          13,04%
                                                     ---------        ---------     ---------           ------           -----
DEBT SECURITIES                                      4.160.656        4.171.591     4.912.921            17,77%          18,08%
Trading                                              1.594.013        1.644.068     2.055.356            25,02%          28,94%
Available for Sale                                   1.928.535        1.805.230     2.133.985            18,21%          10,65%
Held to Maturity                                       638.108          722.293       723.580             0,18%          13,39%
EQUITY SECURITIES                                      300.247          246.172       260.606             5,86%         -13,20%
Trading                                                 80.605           17.667        15.255           -13,65%         -81,07%
Available for Sale                                     219.642          228.505       245.351             7,37%          11,70%
Market value allowance                                 (82.783)         (81.039)      (91.883)           13,38%          10,99%
NET INVESTMENT SECURITIES                            4.378.120        4.336.724     5.081.644            17,18%          16,07%
                                                     ---------        ---------     ---------           ------           -----
Gross loans and capital leases                       6.317.934        8.029.668     8.373.226             4,28%          32,53%
Allowance for loan losses                             (360.076)        (387.263)     (423.974)            9,48%          17,75%
NET TOTAL LOANS                                      5.957.858        7.642.405     7.949.252             4,02%          33,42%
                                                     ---------        ---------     ---------           ------           -----
Accrued interest receivable on loans                    93.702          108.379        91.724           -15,37%          -2,11%
Allowance for accrued interest losses                  (22.681)          (5.170)       (6.074)           17,49%         -73,22%
NET TOTAL INTEREST ACCRUED                              71.021          103.209        85.650           -17,01%          20,60%
                                                     ---------        ---------     ---------           ------           -----
Customers' acceptances and derivatives                  14.641            1.539        61.730          3911,05%         321,62%
Net accounts receivable                                128.832          162.399       147.233            -9,34%          14,28%
Net premises and equipment                             326.007          337.964       354.412             4,87%           8,71%
Foreclosed assets                                       43.710           27.645        24.212           -12,42%         -44,61%
Prepaid expenses and deferred charges                   53.045           27.831        26.002            -6,57%         -50,98%
Good will                                              113.242           99.910        94.062            -5,85%         -16,94%
Operating leases, net                                  404.820          537.207        10.544           -98,04%         -97,40%
Other                                                  176.539          199.422       251.676            26,20%          42,56%
Reappraisal of assets                                  254.588          253.413       258.590             2,04%           1,57%
TOTAL ASSETS                                        12.892.496       15.176.129    15.441.538             1,75%          19,77%

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                 1.767.314        2.319.787     2.093.667            -9,75%          18,47%
Checking accounts                                    1.603.879        2.193.069     1.823.222           -16,86%          13,68%
Other                                                  163.435          126.718       270.445           113,42%          65,48%
                                                     ---------        ---------     ---------           ------           -----
INTEREST BEARING                                     7.417.310        7.912.210     8.210.779             3,77%          10,70%
Checking accounts                                      896.113        1.353.123     1.075.653           -20,51%          20,04%
Time deposits                                        3.963.257        4.237.345     4.281.006             1,03%           8,02%
Savings deposits                                     2.557.940        2.321.742     2.854.120            22,93%          11,58%
                                                     ---------        ---------     ---------           ------           -----
TOTAL DEPOSITS                                       9.184.624       10.231.997    10.304.446             0,71%          12,19%
Overnight funds                                        588.942        1.118.139       714.712           -36,08%          21,36%
Bank acceptances outstanding                            33.034           35.833        37.139             3,64%          12,43%
Interbank borrowings                                   300.010          456.059       379.845           -16,71%          26,61%
Borrowings from domestic development banks             608.256          755.536       768.977             1,78%          26,42%
Accounts payable                                       521.454          545.319       660.061            21,04%          26,58%
Other liabilities                                      155.212          174.317       170.518            -2,18%           9,86%
Bonds                                                   62.742           71.818       475.520           562,12%         657,90%
Accrued expenses                                       107.547           56.173       198.642           253,63%          84,70%
Minority interest in consolidated subsidiaries          46.120           41.559        39.880            -4,04%         -13,53%
TOTAL LIABILITIES                                   11.607.941       13.486.750    13.749.740             1,95%          18,45%
Shareholders' equity                                 1.284.555        1.689.379     1.691.798             0,14%          31,70%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          12.892.496       15.176.129    15.441.538             1,75%          19,77%

CONTACTS

JAIME A. VELASQUEZ            MAURICIO BOTERO              FAX: (574) 2317208
FINANCIAL VP                  IR MANAGER                   WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666           TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

CONSOLIDATED INCOME STATEMENT

                                                                                  QUARTER                           GROWTH
                      (Ps Millions)                                 1Q 03          4Q 03          1Q 04    1Q 04/4Q 03   1Q 04/1Q 03
INTEREST INCOME AND EXPENSES
Interest on loans                                                   187.260        298.906        257.870     -13,73%        37,71%
Interest on investment securities                                   133.800        135.635        169.865      25,24%        26,95%
Overnight funds                                                       3.547          5.405          3.614     -33,14%         1,89%
Leasing                                                              12.001         18.703         19.779       5,75%        64,81%
TOTAL INTEREST INCOME                                               336.608        458.649        451.128      -1,64%        34,02%
                                                                  ---------      ---------      ---------   --------      --------
Interest expense
Checking accounts                                                     2.946          3.115          3.163       1,54%         7,37%
Time deposits                                                        55.094         78.144         62.452     -20,08%        13,36%
Savings deposits                                                     27.293         28.558         30.064       5,27%        10,15%
TOTAL INTEREST ON DEPOSITS                                           85.333        109.817         95.679     -12,87%        12,12%
                                                                  ---------      ---------      ---------   --------      --------
Interbank borrowings                                                    109          1.743          1.502     -13,83%      1277,98%
Borrowings from domestic development banks                           13.333         16.154         17.776      10,04%        33,32%
Overnight funds                                                       8.465         11.385         10.022     -11,97%        18,39%
Bonds                                                                   686            781          6.266     702,30%       813,41%
TOTAL INTEREST EXPENSE                                              107.926        139.880        131.245      -6,17%        21,61%
                                                                  ---------      ---------      ---------   --------      --------
NET INTEREST INCOME                                                 228.682        318.769        319.883       0,35%        39,88%
Provision for loan and accrued interest losses, net                 (42.460)       (39.776)       (20.731)    -47,88%       -51,18%
Recovery of charged-off loans                                         4.389          5.540          6.233      12,51%        42,01%
Provision for foreclosed assets and other assets                    (22.059)         3.552        (21.420)   -703,04%        -2,90%
Recovery of provisions for foreclosed assets and other assets           730          5.153          1.114     -78,38%        52,60%
                                                                  ---------      ---------      ---------   --------      --------
TOTAL NET PROVISIONS                                                (59.400)       (25.531)       (34.804)     36,32%       -41,41%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                                         169.282        293.238        285.079      -2,78%        68,40%
                                                                  ---------      ---------      ---------   --------      --------
Commissions from banking services                                    31.086         41.454         44.417       7,15%        42,88%
Credit card merchant fees                                            12.010         22.469         17.614     -21,61%        46,66%
Credit and debit card annual fees                                    13.347         15.915         16.247       2,09%        21,73%
Checking fees                                                        11.043         12.885         12.019      -6,72%         8,84%
Warehouse services                                                    9.648         10.796         11.313       4,79%        17,26%
Commissions-fees from fiduciary activities                            8.076         11.498         12.754      10,92%        57,92%
Check remittance                                                      5.338          5.167          2.833     -45,17%       -46,93%
International operations                                              6.149          7.190          5.170     -28,09%       -15,92%
TOTAL FEES AND OTHER SERVICE INCOME                                  96.697        127.374        122.367      -3,93%        26,55%
                                                                  ---------      ---------      ---------   --------      --------
Fees and other service expenses                                     (16.285)       (32.395)       (23.549)    -27,31%        44,61%
TOTAL FEES AND INCOME FROM SERVICES                                  80.412         94.979         98.818       4,04%        22,89%
                                                                  ---------      ---------      ---------   --------      --------
OTHER OPERATING INCOME
Net foreign exchange gains                                            8.550         27.454        (58.726)   -313,91%      -786,85%
Dividend income                                                       9.532            478         14.918    3020,92%        56,50%
Forward contacts in foreign currency                                  1.413        (11.526)        72.443     728,52%      5026,89%
Revenues from commercial subsidiaries                                14.700         23.387         22.081      -5,58%        50,21%
Communication, postage and others                                     3.306          7.611          3.768     -50,49%        13,97%
TOTAL OTHER OPERATING INCOME                                         37.501         47.404         54.484      14,94%        45,29%
                                                                  ---------      ---------      ---------   --------      --------
TOTAL INCOME                                                        287.195        435.621        438.381       0,63%        52,64%
OPERATING EXPENSES
Salaries and employee benefits                                       72.286         94.733         86.381      -8,82%        19,50%
Payment plan bonuses'                                                 5.260          3.952          9.265     134,44%        76,14%
Compensation                                                          7.339          3.746          4.865      29,87%       -33,71%
Administrative and other expenses                                    94.051        110.411        112.353       1,76%        19,46%
Donation expenses                                                        11          1.095             48     -95,62%       336,36%
Depreciation                                                          8.585         12.280         10.288     -16,22%        19,84%
TOTAL OPERATING EXPENSES                                            187.532        226.217        223.200      -1,33%        19,02%
                                                                  ---------      ---------      ---------   --------      --------
NET OPERATING INCOME                                                 99.663        209.404        215.181       2,76%       115,91%
Merger expenses                                                       5.662          5.662          5.662       0,00%         0,00%
Goodwill amortization                                                     -         36.347              -    -100,00%         0,00%
NON-OPERATING INCOME (EXPENSE)
Other income                                                          7.606         16.356         15.158      -7,32%        99,29%
Minority interest                                                    (1.439)          (538)          (188)    -65,06%       -86,94%
Recovery of deposit security                                              -              -              -       0,00%         0,00%
Other expense                                                        (5.343)       (17.757)       (24.338)     37,06%       355,51%
TOTAL NON-OPERATING INCOME                                              824         (1.939)        (9.368)    383,14%     -1236,89%
INCOME BEFORE INCOME TAXES                                           94.825        165.456        200.151      20,97%       111,07%
Income tax expense                                                  (12.972)       (19.108)       (76.103)    298,28%       486,67%
NET INCOME                                                           81.853        146.348        124.048     -15,24%        51,55%

CONTACTS

JAIME A. VELASQUEZ            MAURICIO BOTERO              FAX: (574) 2317208
FINANCIAL VP                  IR MANAGER                   WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666           TEL.: (574) 5108866